UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D C 20549

Form 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-31446

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Date:	July 11, 2008

BY:	/s/ James H. Shonsey
James H. Shonsey
Vice President, Chief Accounting Officer and Controller

BY:	/s/ Paul Korus
Paul Korus
Vice President, Chief Financial Officer and Treasurer

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Financial Statements

For the Years Ended

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Denver, Colorado

We have audited the accompanying Statements of Net Assets Available for Benefits of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Benefits and supplemental schedule for the year ended December 31, 2007. These financial statements and schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits and schedule for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets Held For Investment Purposes as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado

July 10, 2008

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007

		Non-Participant Directed
	Participant Directed	401(k) Match	Allocated	Total

ASSETS:
Investments, at fair value:
Cash	$38,996	$24,195	$62,157	$125,348
Mutual funds	7,729,445	—	—	7,729,445
Common stock	86,184	9,761	105,465	201,410
Company stock	2,511,066	357,695	5,416,508	8,285,269
Self-directed accounts	260,122	—	—	260,122
Total investments	10,625,813	391,651	5,584,130	16,601,594

TOTAL ASSETS	10,625,813	391,651	5,584,130	16,601,594

LIABILITIES	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$10,625,813	$391,651	$5,584,130	$16,601,594

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Total

ASSETS:
Investments, at fair value:
Cash	$30,296	$30,688	$41,204	$102,188
Mutual funds	7,630,382	—	—	7,630,382
Common stock	54,126	6,766	70,947	131,839
Company stock	3,127,344	564,788	6,852,602	10,544,734
Self-directed accounts	465,753	—	—	465,753
Total investments	11,307,901	602,242	6,964,753	18,874,896

TOTAL ASSETS	11,307,901	602,242	6,964,753	18,874,896

LIABILITIES	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$11,307,901	$602,242	$6,964,753	$18,874,896

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Total

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$(110,629)	$69,814	$956,698	$915,883
Interest and dividends	1,016,820	4,201	36,745	1,057,766
Diversification sales	938,539	(128,396)	(810,143)	—
Total additions	1,844,730	(54,381)	183,300	1,973,649

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,518,506	156,210	1,563,923	4,238,639
Fees	8,312	—	—	8,312
Total deductions	2,526,818	156,210	1,563,923	4,246,951
Net decrease in net assets available for benefits	(682,088)	(210,591)	(1,380,623)	(2,273,302)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,307,901	602,242	6,964,753	18,874,896
End of year	$10,625,813	$391,651	$5,584,130	$16,601,594

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.                             SUMMARY DESCRIPTION OF THE PLAN:

On June 7, 2005, Cimarex Energy Co. (Cimarex) completed the acquisition of Magnum Hunter Resources, Inc. (MHR).  On June 13, 2005, MHR merged into Cimarex with Cimarex being the surviving entity.

The following is a brief description of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) which is provided for general information purposes only.  Participants should refer to the Plan document, effective January 1, 2001, and amendments thereto for more complete information.

Magnum Hunter Resources, Inc. (the “Company”) established the Plan effective as of January 1, 2001.  As of June 7, 2005, the Plan was amended to terminate the Plan as of June 6, 2005.  All participants were fully vested as of date of termination.  The ESOP portion of the Plan was converted to a profit sharing plan.  The participants are allowed to sell their shares of Company stock and allocate proceeds to other investments available in the Plan.  Gary C. Evans, Chairman, President and CEO of Magnum Hunter Resources, Inc., was the Plan’s Trustee until May 31, 2005.  The successor Trustee of the Plan is AST Company.

The Plan purchased Company common shares using the proceeds of a term promissory note (see Note 8) to the Company and held the stock in a trust established under the Plan.  The borrowing was repaid over a period of five years by fully deductible Company contributions to the trust fund.  As the Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.   All outstanding promissory notes were paid in full and all remaining shares from the suspense account were allocated as gains to the participant accounts.

General – The Plan is a defined contribution employee benefit plan sponsored by the Company.  Under the terms of the Plan, employees, upon reaching the age of 21, were eligible for participation after one month of employment.  Entry into the Plan was on the first day of the calendar month after completing eligibility requirements.  In addition, the ESOP contribution required the participant to be employed on the last day of the year and to have worked over 500 hours.  The Plan is subject to the provisions of ERISA.

Contributions – Participants could make pre-tax contributions to the Plan in an amount up to the lesser of the limitation found in Section 402(g) of the Code, or 15% of their eligible compensation.  The Company could make discretionary matching contributions, allocated based upon salary deferrals.  The Company could also elect to make general profit-sharing contributions, or ESOP contributions, which were allocated to each eligible participant in proportion to his or her compensation as a percentage of the compensation of all eligible participants.  As a result of the Plan’s termination, no contributions were made to the Plan after May 31, 2005.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts – Each participant’s account was credited with the participant’s contributions and an allocation of the employer’s discretionary matching and ESOP contributions.  Allocations were based on participant earnings or account balances, as defined.

Vesting – Participants were immediately vested in their pre-tax contributions and earnings thereon.  As of June 6, 2005, the Plan was terminated and the participants became 100% vested in all contributions and earnings.  Prior to June 6, 2005, employer contributions and earnings vested in accordance with the following schedule:

Years of Continuous Service	Percentage

Less than 1	0%
1	40%
2	60%
3	80%
4 or more	100%

Payment of Benefits – No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company and its participating subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Expenses – The Company provides, at no cost to the Plan, certain administrative and accounting services and also pays the cost of certain outside services on behalf of the Plan.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

2.                             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting – Due to the decision to terminate the Plan during 2005, the financial statements for 2007 and 2006 have been prepared using the liquidation basis of accounting.

Forfeited Accounts – When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account represents a forfeiture, as defined by the Plan document.  There were no forfeitures of terminated non-vested account balances allocated to remaining participants at December 31, 2007.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation – Investments in marketable equity securities and mutual funds are reported at fair value which represents liquidation value due to the Plan termination.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Diversification – As required by the Pension Protection Act of 2006, all participants may diversify up to 100% of the Company stock in their accounts.  Participants have the opportunity to move all or part of the value of their investment in Company stock into mutual funds offered by the Plan.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of the Plan’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.                             INVESTMENTS:

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value in the amount of $915,883.

On June 7, 2005, Cimarex completed its acquisition of Magnum Hunter Resources.  The terms of the merger agreement provided that Magnum Hunter shareholders receive 0.415 shares of Cimarex common stock for each share of Magnum Hunter common stock.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s investment in Company stock at December 31, 2007 and 2006 are presented in the following tables:

2007	Participant- Directed	401(k) Match	Allocated

Number of shares	59,042	8,410	127,357

Market	$2,511,066	$357,695	$5,416,508

2006	Participant- Directed	401(k) Match	Allocated

Number of shares	85,680	15,474	187,742

Market	$3,127,344	$564,788	$6,852,602

The estimated fair value of the Company common stock is determined by the market.

The following table presents the fair value of investments that represented 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	2007*	2006

Company Stock	$8,285,269	$10,544,734
AXA Enterprise Money Market	$—	$2,880,604
AXA Enterprise Growth A	$—	$1,095,230
Goldman Sachs Capital Growth	$1,026,396	—
Goldman Sachs ILA Prime Obligations	$2,659,430	—

*  See Note 10.

No other investments represented 5% or more of the Plan’s net assets as of December 31, 2007 and 2006.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

4.                             TAX STATUS:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 23, 2001, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007 and 2006.

5.                             PLAN TERMINATION:

As of June 6, 2005, the Company terminated the Plan.  The participants became 100 percent vested in their accounts, and the entire account values of participants affected by such termination will be distributed to the participants.

Cimarex management submitted Form 5310 to the IRS to obtain a determination that the termination of the Plan does not adversely affect its qualification.  It is the intent of the management of Cimarex to liquidate this Plan as soon as the IRS issues a favorable determination letter and the Department of Labor and/or IRS issue statements referred to in Notes 8 and 9.

6.                             RELATED PARTY TRANSACTIONS:

Certain plan investments are shares of mutual funds and a money market fund, managed by AST Capital Trust Company, which is also the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest.  In addition, the plan owns shares of common stock in the Company, which is the sponsor of the plan and therefore, these transactions qualify as party in interest.

7.                             RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

There are no differences between the financial statements and the Form 5500 for 2007.

8.                             PROHIBITED TRANSACTION – EMPLOYER SECURITIES:

During 2002, the Plan held employer securities that were not “qualifying employer securities” and, as a result, engaged in a prohibited transaction for which the Plan’s then-fiduciaries did not obtain a prohibited transaction exemption.  The prohibited transaction was corrected in 2005 by exercising the warrants or allowing them to expire and allocating the stock purchased pursuant to the exercise to participant accounts.  The successor to the former Plan Sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter.  In addition, on April 21, 2008, the successor submitted an application to the IRS under the Voluntary Compliance Program to confirm the correction.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

9.                             PROHIBITED TRANSACTION – PROMISSORY NOTES:

The prior Plan Sponsor made loans to the ESOP portion of the Plan that the current Plan Sponsor believes did not satisfy all of the requirements of ERISA Section 408(b)(3) and Department of Labor Regulation Section 54.408b-3 as well as Code Section 4975(d)(3) and Treasury Regulation Sections 54.4975-7 and 54.4975-11 needed to qualify for an exemption from the prohibited transaction rules. The loans were repaid under the supervision of the prior Plan Sponsor and, as a result, the prohibited transactions were corrected. The successor to the prior plan sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter and submitted an application to the Department of Labor under the Voluntary Fiduciary Correction Program to confirm the correction on September 14, 2006.  The successor received a letter from the Department of Labor dated April 4, 2007 that the Department does not intend to initiate an investigation at this time.  In addition, on April 21, 2008, the successor submitted an application to the IRS under the Voluntary Compliance Program to confirm the correction.

10.                       REORGANIZATION OF AXA ENTERPRISE FUNDS TO GOLDMAN SACHS:

On June 22, 2007, certain funds within the AXA Enterprise Family of funds were reorganized to corresponding funds offered by the Goldman Sachs Trust.  Funds within the Plan were moved accordingly.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2007

EIN 87-0462881

(A)*	(B) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(C) DESCRIPTION OF INVESTMENTS	(D) COST BASIS	(E) CURRENT VALUE

*	Goldman Sachs Enhanced Income Fund	Mutual Funds	a	$256,825
*	Goldman Sachs Growth Strategy Portfolio	Mutual Funds	a	27,690
*	Goldman Sachs Strategic Inter. Eq. Fund	Mutual Funds	a	474,717
*	Goldman Sachs Structured Sm Cap Val Fund	Mutual Funds	a	454,309
*	Goldman Sachs Capital Growth Fund	Mutual Funds	a	1,026,396
*	Goldman Sachs Core Plus Fixed Inc. Fund	Mutual Funds	a	425,793
*	Goldman Sachs Government Income Fund	Mutual Funds	a	745,333
*	Goldman Sachs Growth and Income Fund	Mutual Funds	a	782,819
*	Goldman Sachs High Yield	Mutual Funds	a	138,416
*	Goldman Sachs Large Cap Value Fund	Mutual Funds	a	191,639
*	Goldman Sachs Structured US Equity Fund	Mutual Funds	a	214,355
*	Goldman Sachs Inst Liq Assets Fund	Mutual Funds	a	2,659,430
*	AXA Enterprise Global Socially Responsive Fund	Mutual Funds	a	36,753
*	AXA Enterprise Mergers & Acquisitions	Mutual Funds	a	294,970
*	Cash	Cash	—	125,348
*	Cimarex Stock	Common Stock	$1,425,554	8,285,269
*	Self-Directed Accounts	Self-Directed	a	260,122
*	TEL Offshore Trust	Common Stock	—	201,410

	Total assets held			$16,601,594

*                     This column will have an asterisk on each line that is identified as party-in-interest to the Plan (Note 6).

a                      The cost of participant-directed investments is not required to be disclosed.